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                                                     Filed by Remedy Corporation
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                            Subject Company:  Remedy Corporation
                                                  Commission File No.: 000-25494


                           Forward Looking Statements

This filing includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Remedy's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Remedy cautions you that any forward-looking information provided by or on behalf of Remedy is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products, rapid technological change and risk of product bugs. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Remedy's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Remedy does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.


The following is a transcript of a conference call with Remedy employees on Monday, June 11, 2001, posted on the internal website of Remedy Corporation:

                               REMEDY CORPORATION

                                 June 11, 2001
                                 11:00 a.m. CDT


Coordinator  Ladies and gentlemen, thanks for standing by and holding for the
             Company Update teleconference. At this time, all participant lines are in a listen only mode. As a reminder, today's call is being recorded.

               At this time, I would now like to turn the conference over to Larry Garlick. Please go ahead, sir.

L. Garlick     Hello.  The last time I shared a podium with Steve Gardner, the
               Chairman and CEO of Peregrine, we were discussing the merits of the various approaches to asset management, I think at a Gardner conference in New Orleans. I did my best to articulate our differences and to focus on our advantages of our dynamic approach to change management and asset management. Of course, he was offering the asset life cycle story.

               Today we're on the same podium to announce that Remedy and Peregrine have reached a meeting of the minds about our differences, our vision and our future. The Remedy board has voted to enter into a definitive agreement to combine with Peregrine Systems. Under this agreement, Peregrine would acquire the stock of Remedy Corporation for a combination of stock and cash. More on the details of that can be found in the press release that was sent out last evening.

               Many of you are now in at least a moderate state of shock. I must admit that I had a rather negative initial reaction to the idea of combining with Peregrine, but now I can say that I am completely convinced that this is a great path to Remedy and our stakeholders.

               Why does all this make sense? I'm going to share my thoughts on this subject in a moment, but first I'd like to ask Steve Gardner to offer his perspective of the benefits of this combination. Steve?

S. Gardner     Thanks, Larry.  Let me apologize to all of you if there is any deterioration in sound quality. I'm on a cell phone right now and I am in motion.

               First of all, let me echo some of Larry's statements. I'm sure that all of you listening have a real sense of surprise, perhaps shock, and maybe a little bit of disappointment mixed in.

               As Larry indicated, the first time we talked about this, I don't think either one of us exactly knew how it might evolve. But the more I have learned as I have had the opportunity to work together with the Remedy team, the more I have become convinced that we have a remarkably high degree of complimentarity in the way that we look at the markets.

               The Gardner Group Symposium that Larry referred to in New Orleans two years ago, was perhaps one of those first points where we realized that while we addressed the same industry, we did so from a very different perspective. Remedy has always had a proud heritage of looking at the entire aspect of the customer's development environment, and insuring that they can provide the most flexible and adaptable set of technology to the needs of the customer. We've always prided ourselves on providing an out of-the-box, best practice-based set of tools that provide applications that allow people to really manage large enterprises in particular.

               If you really think about it, we're both right. Customers need the ability to be able to have best practice-based applications and they also need the ability to have flexible, adaptable development environments, where perhaps best practice doesn't exist, or perhaps things change so quickly that they need to be able to adapt to the business in real time. The great news is that by coming together, we're going to be able to provide both to our customers.

               We have two very rich heritages as a company. We have both defined this industry that we now address together. I am convinced that as we go through the process of integration, we will end up with one common view of the future and one that is very exiting.

               There are two really very large wins for our customers contained in our combination. The first is that now we can address customers large and small, all over the globe, with a unified offering. Peregrine was never as strong as Remedy in the small and medium customer areas.

               On the flip side, we provide a substantial additional benefit in dealing with enterprise customers. By unifying our forces as we go to market, we're going to be able to, once the acquisition is completed, provide a combined offering to the small/medium enterprise market that I think will be second to none. Secondly, at the enterprise end of the market, the large enterprise end of the market, the combination of the Action Request Systems, our Extricity technology that we acquired three or four months ago, coupled with the Peregrine high-end applications, I think will again provide an offering to that marketplace, second to none.

               I guess I will just end my remarks by saying to you, despite what I'm sure is a sense of shock and perhaps some confusion, think about this a little bit, in terms to the benefits to the customers. I think you'll very quickly see that there are indeed benefits to all of us. We're going to end up clearly being the leader in providing infrastructure management, employee self-service or employee relations management, B2B relationship management and Web application development environment to the industry. I have no doubt that our combined forces, once put together, will be able to capitalize on that tremendous opportunity.

               Have some patience, have a sense of curiosity, so that you learn quickly about what it is that we will be able to offer together and I guess perhaps have a sense of humor, because if we work our way through these next few weeks and months, undoubtedly we'll make a few missteps. But rest assured that our intent is to make this successful for everybody: employees, customers and shareholders.

               With that, Larry, I'll turn it back to you.

L. Garlick     Thanks, Steve.  Recently, in my overview of the vision in our last conference call, I talked about becoming an enterprise supplier, creating broader value chains in our markets, improving our integration with other systems, and reaching a billion dollars in revenue. I view this combination as an accelerator and an extender of that vision. As you know by now, I try to always measure an idea by how it will serve the customer better.

               We've traditionally done a great job creating solutions and technologies for the fast moving midsize company or organizations within an enterprise. We also offer extreme adaptability to enterprise customers who need the agility in their business processes. Both of these customer sets will be better served by this combination.

               Clear focus on business side IT service management solutions, and on extending the solution platform beyond Futurama, will get Remedy customers best in breed in both categories.

               Peregrine has made a commitment to integrate Remedy and Peregrine solutions, and to add Peregrine technologies to our AR system platform to give our customers more choice then ever. The value chain within our customer becomes broader and can even be a hybrid of off the shelf best practice and best evolving best practice.

               In my opinion, Peregrine sales force is very capable of selling to the financial executive and to the CFO. We've not been as experienced in selling to that audience. Our sales force and channel partners have been very accomplished in selling to the IT management and to the CIO.

               As we move forward, Remedy Technology may become a building block towards some of those new market areas, such as employer relationship management and B2B solutions, and we'll have a sales channel behind us with a great track record of success.

               Peregrine has done a fine job creating relationships with large, strategic system integrators, also. Some of their system integrator partners may offer us a new audience for our core platform products and the Action Request System, and should definitely expand the community for immigration and business consulting assistance for our customers.

               I can talk on more and more about the synergies, but I know you want to know what's going to be happening next. We don't have all the answers for you, but here are a few. Today, at 11:30, we're asking you to meet and discuss what you do know with your organization. During the next few weeks, we will be communicating much more about how we will prepare for the integration of the companies once the transaction closes. You'll be meeting Peregrine representatives during that period.

               Until the transaction closes, we'll be working hard to get Futurama ready and to reach our operational and strategic 2001 objectives. For those of you concerned about your role in the combination, I really like Steve's message that he sent in his conference call this morning about merging organizations and deriving the strongest team possible for their organization and from ours. They have a good track record for keeping strong leaders and individual contributors. We will need a foundation of strong performers to reach the full potential of the combined companies.

               We're establishing an internal Web site. It's at homeremedy.com/peregrine, as a repository of information around the proposed transaction. We will add new information as it becomes available. Please get familiar with this area on our internal Web site, probably this afternoon. That will be the place to go for information.

               I'm truly exited about this combination, because it's good for our customers, it accelerates our vision, it creates tremendous solution and technology synergies, and basically, I think this combination will be a winning team. I'm impressed with Steve and the quality of the Peregrine management team, their track record for successful acquisitions, their customer loyalty and their track record for exceeding expectations. They are serious about retaining the Remedy team that will fulfill the joint vision. I believe in the prospects for this new company and I believe in you as an important ingredient in its success.

               Thank you and be sure to attend that meeting with your group of leaders, scheduled at 11:30 a.m. on the West Coast. In other regions, your leaders will contact you about a meeting there.

               Thanks and thanks to Steve for joining us this morning and giving us his thoughts on this relationship. I'm sure you'll be hearing again from him soon. Steve, are you still on there? I believe we probably lost him in cell phone land. Thanks, everyone. You'll be hearing from us more, soon. Good-bye.

               * * * * * * * * * * * * * * * * * * * * * * * * *

                   Where You Can Find Additional Information

Investors and security holders of both Peregrine Systems, Inc. and Remedy are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement/registration statement (when it is available) and other documents filed by Peregrine and Remedy with the SEC at the SEC's Web site at http://www.sec.gov. The proxy statement/registration statement and these
   ------------------
other documents may also be obtained for free from Peregrine and Remedy.


In addition to the proxy statement/registration statement, Peregrine and Remedy file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Peregrine or Remedy at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.
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                          Participants in Solicitation

Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Peregrine's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. This document is available free of charge at the SECs Web site at http://www.sec.gov and from Peregrine.
        ------------------

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.
                  ------------------